## ReliaStar Life Insurance Company
## and its
## Separate Account N

## VOYA ENCORE/VOYA ENCORE FLEX

**Supplement dated as of May 19, 2017 to the Contract Prospectus and
Statement of Additional Information, each dated April 30, 2012, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"), each dated April 30, 2012, as amended. Please read it carefully and keep it with your Contract Prospectus and SAI for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that correspond to the VY® FMR® Diversified Mid Cap Portfolio.*

### NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the following "Merging Portfolio" with and into the following "Surviving Portfolio." Subject to shareholder approval for the VY® FMR® Diversified Mid Cap Portfolio reorganization, it is expected that the reorganization will be effective on or about the close of business on July 14, 2017 (the "Reorganization Date").

| Merging Portfolio | Surviving Portfolio |
|---|---|
| VY® FMR® Diversified Mid Cap Portfolio (Class I) | Voya MidCap Opportunities Portfolio (Class I) |

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus for information about making subaccount transfers.

**On the Reorganization Date.** On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Portfolio will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Portfolio will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. See the "Transfers" section of your Contract Prospectus for information about making fund allocation changes.

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 5050, Minot, North Dakota 58702-5050 or by calling us at 1-877-884-5050.

**Information about the Surviving Portfolio.** Summary information about the Surviving Portfolio can be found in the Important Information About The Funds Available Through The Contracts section of this supplement. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

## MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current contract prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

> Customer Service
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

## IMPORTANT INFORMATION ABOUT THE COMPANY

**The information pertaining to ReliaStar Life Insurance Company under the heading "The Company" in the Contract Prospectus and the first two paragraphs under the heading "General Information and History" in the SAI are deleted and replaced with the following:**

ReliaStar Life Insurance Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya$^{®}$"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

**The following chart lists the variable investment options that are available through the contracts. Some investment options may be unavailable through certain contracts or plans, or in some states.**

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Fund prospectuses may be obtained free of charge by contacting us at Customer Service, P.O. Box 5050 Minot, ND 58702-5050, calling 1-877-884-5050 or by accessing the Securities and Exchange Commission ("SEC") website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|
| **American Funds Insurance Series® – Growth Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks growth of capital. |
| **American Funds Insurance Series® – Growth-Income Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks long-term growth of capital and income. |
| **American Funds Insurance Series® – International Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks long-term growth of capital. |
| **Franklin Small Cap Value VIP Fund (Class 2)**<br><br>**Investment Adviser**: Franklin Advisory Services, LLC | Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies. |

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|
| **Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)**<br><br>**Investment Adviser:** Lord, Abbett & Co. LLC | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. |
| **Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares)**<br><br>**Investment Adviser:** OFI Global Asset Management, Inc.<br><br>**Subadviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **PIMCO Real Return Portfolio (Administrative Class)**<br><br>**Investment Adviser:** Pacific Investment Management Company LLC | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Pioneer High Yield VCT Portfolio (Class I)**<br><br>**Investment Adviser:** Pioneer Investment Management, Inc. | Maximize total return through a combination of income and capital appreciation. |
| **Voya Global Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Government Money Market Portfolio (Class I)\*[1]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC<br><br>**\* There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|
| **Voya Index Plus MidCap Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya SmallCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Solution 2025 Portfolio (Class S)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|
| **Voya Solution 2035 Portfolio (Class S)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2045 Portfolio (Class S)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution Income Portfolio (Class S)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Strategic Allocation Conservative Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **Voya Strategic Allocation Growth Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya U.S. Stock Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® American Century Small-Mid Cap Value Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** American Century Investment Management, Inc. | Seeks long-term capital growth. Income is a secondary objective. |
| **VY® Baron Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY® Clarion Global Real Estate Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | Seeks high total return consisting of capital appreciation and current income. |
| **VY® Columbia Contrarian Core Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® FMR® Diversified Mid Cap Portfolio (Class I)\***<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Fidelity Management & Research Company<br><br>**\* FMR® is a registered service mark of FMR LLC. Used with permission.** | Seeks long-term growth of capital. |
| **VY® Invesco Comstock Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY® Invesco Equity and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|
| **VY® Invesco Growth and Income Portfolio (Class S2)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Mid Cap Value Portfolio (Class S)[3]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **VY® Oppenheimer Global Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY® Pioneer High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY® T. Rowe Price Equity Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of divided income as well as long-term growth of capital primarily through investments in stocks. |
| **VY® T. Rowe Price Growth Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth through investments in stocks. |

| Fund Name<br>Investment Adviser/ Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® Templeton Foreign Equity Portfolio (Class S)**<br><br>  **Investment Adviser:** Voya Investments, LLC<br><br>  **Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **Wanger Select**<br><br>  **Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Wanger USA**<br><br>  **Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |

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[1] Available for investment in transfer premium series contracts only.

[2] These funds are structured as "fund of funds" or "master-feeder" funds that invest directly in shares of an underlying fund. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

[3] Effective February 7, 2014, this Fund was closed to new investment.